

October 18, 2013

Jane T. Elfers
Chief Executive Officer
The Children's Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, NJ 07094

> **Re:** **The Children's Place Retail Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed March 28, 2013**
> **File No. 000-23071**

Dear Ms. Elfers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa (for)

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining